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Office: (604) 568-2496
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www.argentexmining.com
info@argentexmining.com

Argentex Files Updated Mineral Resource Estimate and Technical
Report for Pingüino Silver-Gold Project

Vancouver, BC, Canada – September 25, 2014 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has filed the Updated Technical Report on the Pingüino Project, Santa Cruz, Argentina on Sedar. The updated NI 43-101 report was prepared by Mine Development Associates ("MDA") of Reno, Nevada, and dated 19th September, 2014.

Report Highlights:

  Increases indicated category Ag Eq. ounces by 13% (adding 3.0 million Ag Eq. ounces for a total of 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq.)
  Increases inferred category Ag Eq. ounces by 49% (adding 2.3 million Ag Eq. ounces for a total of 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq.)
  Adds four new veins to the resource, bringing the total number of veins included in the updated resource estimate to twelve
  More than sixty veins remain to be fully tested in vein structures that remain open in all directions

Table 1: Resource Summary

Indicated	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
6,281	132.3	103.4	0.58	0.77	0.54	20,877.0	26,717.0	116.8	107,225	74,993

Inferred	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
2,207	98.0	65.3	0.66	0.52	0.35	4,632.0	6,957.0	46.5	25,378	17,062

1.	Ag equivalent grade = Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the estimated Mineral Resources will be converted into Mineral Reserves.

All Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the Standards Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005 and updated on November 27, 2010 and on May 10, 2014.

3.

Two cutoffs are used for reporting the resources: 40g/t Ag Eq for elevations above 270m, and 100g/t Ag Eq for elevations below 270m elevation. Average surface elevations at Pingüino are around 400 metres above sea-level.

4.	MDA reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions.
5.	For the Luna, Savary and CSV veins, resources were reported only for those that fell within a floated cone based on reasonable assumptions and prices for resource reporting for open pit mining.
6.	Grades presented are in situ and have been reported to 3m by 6m by 4m (high) blocks.
7.

Tonnes reported are for all veins, as are gold and silver grades and ounces, but zinc and lead pounds and grades are exclusive of Luna, Savary, Karina, and CSV veins, which did not have zinc and lead estimated.

8.	All equivalent ounces for silver and gold were calculated by Argentex.

The report can also be viewed on the Argentex website at www.argentexmining.com. The results from the report were previously announced by the Company in a news release on August 21st, 2014.

About Pingüino

Argentex's 10,000-hectare advanced silver and gold exploration Pingüino project is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

The Pingüino system has grown to 70+ individual veins, with a combined strike length approaching ~113 line-kilometers. The Pingüino project is unique within the Deseado Massif region of Santa Cruz province in that it contains two different and spatially distinct types of mineralization, one precious metal and the other sulphide-rich polymetallic. The Company continues to evaluate the geological model of sulphide-enriched potentially mineralized intrusives at depth, forming the probable source for the polymetallic veins exposed on surface.

Pingüino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property.

The Updated Technical Report was prepared by Steven Ristorcelli, C. P. G., Principal Geologist at Mine Development Associates in Reno, Nevada in accordance with NI 43-101, and he is an independent "Qualified Person" as defined by NI 43-101. Mr. S. Ristorcelli has approved the details of the Updated Technical Report included in this press release.

All other content of this press release has been reviewed and approved by Mr. Mike Brown, MAIG, and he is a "Qualified Person" as defined by NI 43-101.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 37 properties located within approximately 136,087 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com